                                                                      Exhibit 5


                                                                            LOGO

                                                               December 18, 1997

Dear Shareholders:

     On behalf of the Board of Directors of Impact Systems, Inc. (the "Company"), I am pleased to inform you that on December 11, 1997, the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Voith Sulzer Paper Technology North America Inc. ("Voith Sulzer") and Voith Sulzer Acquisition Corp., a wholly owned subsidiary of Voith Sulzer ("Purchaser"), pursuant to which Purchaser has commenced today a tender offer to purchase all of the outstanding Shares (the "Shares") of the common stock of the Company at $2.75 per share in cash (the "Offer").

     Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into the Company (the "Merger"), and all shares not purchased pursuant to the Offer will be converted into the right to receive $2.75 per share in cash without interest (except any Shares as to which the holder has properly exercised dissenter's rights of appraisal).

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND MERGER ARE FAIR AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS AND IS RECOMMENDING THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which is being filed with the Securities and Exchange Commission.

     In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase, dated December 18, 1997, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                          Sincerely,

                                          /s/Kenneth P. Ostrow

                                          Kenneth P. Ostrow
                                          President and Chief Executive Officer

  14600 Winchester Blvd., Los Gatos, California 95030, Telephone 408-379-0910,
                              Telefax 408-379-7275